

October 6, 2010

Anthony S. Loumidis
Chief Financial Officer
American DG Energy, Inc.
45 First Avenue
Waltham, MA 02451

   Re: American DG Energy, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      File No. 001-34493

Dear Mr. Loumidis:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director

cc: Edwin L. Miller, Jr.
   Sullivan & Worcester LLP
   Via facsimile